UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

________________________Amendment No. 9___________________________
Heartland Express, Inc.
(Name of Issuer)
____________________________________________________

COMMON STOCK
(Title of Class of Securities)

422347 10 4
(CUSIP Number)

July 5, 2016
(Date of Event Which Requires Filing of this Statement)
____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Ann S. Gerdin

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

4,509,655 (1)
7.	Sole dispositive power

8.	Shared dispositive power

4,509,655 (1)
9.	Aggregate amount beneficially owned by each reporting person

4,509,655 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

5.4% (2)
12.	Type of reporting person

IN

(1)
Comprised of (i) 2,573,379 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust and (ii) 1,936,276 shares of Common Stock that are owned by Gerdin Family Investments, LP ("GFI"). Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(2)	Based on 83,281,047 shares of Common Stock outstanding as of July 5, 2016.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Ann S. Gerdin Revocable Trust

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

4,509,655 (1)
7.	Sole dispositive power

8.	Shared dispositive power

4,509,655 (1)
9.	Aggregate amount beneficially owned by each reporting person

4,509,655 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

5.4% (2)
12.	Type of reporting person

OO

(1)
Comprised of (i) 2,573,379 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust and (ii) 1,936,276 shares of Common Stock that are owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(2)	Based on 83,281,047 shares of Common Stock outstanding as of July 5, 2016.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Julie J. Durr

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

35,744 (1)
6.	Shared voting power

16,955,646 (2)
7.	Sole dispositive power

35,744 (1)
8.	Shared dispositive power

16,955,646 (2)
9.	Aggregate amount beneficially owned by each reporting person

16,991,390 (1) (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

20.4% (3)
12.	Type of reporting person

IN

(1)
Includes 35,744 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr's four children, over which Mrs. Durr serves as trustee. Mrs. Durr has no pecuniary interest in these shares and disclaims beneficial ownership.

(2)
Comprised of (i) 2,573,379 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children’s Trust, (iii) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (iv) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, and (v) 1,936,276 shares owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. Mrs. Durr is one of the co-trustees of the 2005 Gerdin Children’s Trust, the 2007 Gerdin Heartland Trust, and the 2009 Gerdin Heartland Trust (collectively, the “Heartland Trusts”). Mrs. Durr disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mrs. Durr is a co-general partner of GFI and has shared voting and dispositive power over shares owned by GFI. Mrs. Durr disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 83,281,047 shares of Common Stock outstanding as of July 5, 2016.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Angela K. Janssen

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

35,744 (1)
6.	Shared voting power

16,963,459 (2)
7.	Sole dispositive power

35,744 (1)
8.	Shared dispositive power

16,963,459 (2)
9.	Aggregate amount beneficially owned by each reporting person

16,999,203 (1) (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

20.4% (3)
12.	Type of reporting person

IN

(1)
Includes 35,744 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen's four children, over which Mrs. Janssen serves as trustee. Mrs. Janssen has no pecuniary interest in these shares and disclaims beneficial ownership

(2)
Comprised of (i) 2,573,379 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children’s Trust, (iii) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (iv) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, (v) 1,936,276 shares owned by GFI, and (vi) 7,813 shares owned by Mrs. Janssen's husband. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. Mrs. Janssen is one of the co-trustees of the Heartland Trusts. Mrs. Janssen disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mrs. Janssen is a co-general partner of GFI and has shared voting and dispositive power over shares owned by GFI. Mrs. Janssen disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 83,281,047 shares of Common Stock outstanding as of July 5, 2016.

Item 1.

(a)	Name of issuer

Heartland Express, Inc.

(b)	Address of issuer's principal executive offices

901 North Kansas Avenue North Liberty, IA 52317

Item 2.

(a)	Name of person filing

This Schedule 13G/A is being filed on behalf of (i) Ann S. Gerdin, (ii) the Ann S. Gerdin Revocable Trust, (iii) Julie J. Durr, and (iv) Angela K. Janssen (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence

The principal business office of the Reporting Persons is 901 North Kansas Avenue, North Liberty, IA 52317.

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number
422347 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c)

As of July 5, 2016, there were 83,281,047 shares of Common Stock outstanding.

Ann S. Gerdin may be deemed to be the beneficial owner of 2,573,379 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust and 1,936,276 shares of Common Stock owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 5.4% of the Issuer's Common Stock.

The Ann S. Gerdin Revocable Trust may be deemed to be the beneficial owner of 2,573,379 shares of Common Stock and 1,936,276 shares of Common Stock owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 5.4% of the Issuer's Common Stock.

Julie J. Durr may be deemed to be beneficial owner of 16,991,390 shares of Common Stock, comprised of (i) 35,744 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr's children, over which Mrs. Durr serves as trustee, (ii) 2,573,379 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (iii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children’s Trust, (iv) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (v) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, and (vi) 1,936,276 shares owned by GFI. Mrs. Durr is one of the co-trustees of the Ann S. Gerdin Revocable Trust. Mrs. Durr is one of the co-trustees of the Heartland Trusts. Mrs. Durr disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mrs. Durr is a co-general partner of GFI and has shared voting and dispositive power over the shares owned by GFI. Mrs. Durr disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 20.4% of the Issuer’s Common Stock.

Angela K. Janssen may be deemed to be beneficial owner of 16,999,203 shares of Common Stock, comprised of (i) 35,744 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen's children, over which Mrs. Janssen serves as trustee, (ii) 2,573,379 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (iii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children’s Trust, (iv) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (v) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, (vi) 1,936,276 shares owned by GFI, and (vii) 7,813 shares of Common Stock owned by Mrs. Janssen's husband. Mrs. Janssen is one of the co-trustees of the Ann S. Gerdin Revocable Trust. Mrs. Janssen is one of the co-trustees of the Heartland Trusts. Mrs. Janssen disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mrs. Janssen is a co-general partner of GFI and has shared voting and dispositive power over the shares owned by GFI. Mrs. Janssen disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 20.4% of the Issuer’s Common Stock.

Beneficial ownership in the foregoing shares is disclaimed except to the extent of each such reporting person’s pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

[    ] The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ann S. Gerdin

/s/ Ann S. Gerdin, by Thomas E. Hill, pursuant to power of attorney previously filed

Ann S. Gerdin, co-trustee of the Ann S. Gerdin Revocable Trust

/s/ Ann S. Gerdin, by Thomas E. Hill, pursuant to power of attorney previously filed

Julie J. Durr

/s/ Julie J. Durr, by Thomas E. Hill, pursuant to power of attorney previously filed

Angela K. Janssen

/s/ Angela K. Janssen, by Thomas E. Hill, pursuant to power of attorney previously filed

Dated: July 6, 2016